SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    --------
                           I.C. Isaacs & Company, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

                                    464192103
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                                 (CUSIP Number)

                        Freedom Capital Partners Limited
                                  c/o Logica SA
                                  P.O. Box 361
                                 16 Rue Voltaire
                           1211 Geneva 13, Switzerland
                                +41-22-338-20-40
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 464192103
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         1        NAME OF REPORTING PERSONS
                  Freedom Capital Partners Limited
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  0
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         8        SHARED VOTING POWER
                  1,729,750
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         9        SOLE DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  1,729,750
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,729,750
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)            [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.77%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IV

         CUSIP No. 464192103
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  Ernest Jacquet
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  0
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  1,729,750
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  1,729,750
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,729,750
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)         [ ]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.77%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IN

         CUSIP No. 464192103
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  Staffan Ahrenberg
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS
                  AF, OO
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Sweden
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  264,728
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  1,729,750
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  264,728
--------------------------------------------------------------------------------
         10       SHARED DISPOSITIVE POWER
                  1,729,750
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,994,478
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)             [ ]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  15.88%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IN
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of I.C. Isaacs & Company, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the shares of Common Stock filed on December 14, 2007 (the "Original 13D"), on behalf of the Registrants (as defined in the Original 13D). No amendments are made to the items or schedules not set forth below. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The address of the principal executive offices of the Issuer is 475 10th Avenue, 9th Floor, New York, New York 10018.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated as follows:

         The Reporting Persons funded their purchases of the Issuer's common stock through loans made by Ernest Jacquet. The first loan was made on May 15, 2007 in the principal amount of $405,758.03, bears an interest rate of 12% and matures on May 15, 2009. The second loan was made on September 21, 2007 in the principal amount of $10,739.99, bears an interest rate of 12% and matures on September 21, 2009. The third loan was made on December 10, 2007, in the principal amount of $399,648.00, bears an interest rate of 12% and matures on December 10, 2009. The fourth loan was made on December 26, 2007, in the principal amount of $174,443, bears an interest rate of 12% and matures on December 26, 2009. The fifth loan was made on December 27, 2007, in the principal amount of $68,175, bears an interest rate of 12% and matures on December 27, 2009. Interest accrues on each loan until the full principal amount and accrued and unpaid interest is paid in full on such loan. Each loan is secured by the assets of Freedom Capital Partners Limited.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         (a) As of December 21, 2007, Freedom Capital Partners Limited and Ernest Jacquet may be deemed to beneficially own 1,729,750 shares of the Issuer's Common Stock, representing 13.77% of the Issuer's outstanding Common Stock (based on 12,563,418 shares outstanding as of November 14, 2007, as reported by the Issuer in its Form 10-Q, filed with the Commission on November 14, 2007).

         As of December 21, 2007, Staffan Ahrenberg may be deemed to beneficially own 1,994,478 shares of the Issuer's Common Stock, representing 15.88% of the Issuer's outstanding Common Stock (based on 12,563,418 shares outstanding as of November 14, 2007, as reported by the Issuer in its Form 10-Q, filed with the Commission on November 14, 2007).

         (b) Each of the Reporting Persons may be deemed to have the shared power to direct the vote and the shared power to direct the disposition of the 1,729,750 shares of Common Stock that may be deemed to be owned beneficially by each of them. Staffan Ahrenberg has sole power to direct the vote and direct the disposition of the 264,728 shares of Common Stock that may be deemed to be owned beneficially by him.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 27, 2007

         Freedom Capital Partners Limited,
         a British Virgin Islands Business Company

         By:   /s/ Ernest K. Jacquet
            -----------------------------
         Name: /s/ Ernest K. Jacquet
         Title: Director and Shareholder


         /s/ Ernest K. Jacquet
         -------------------------
             Ernest K. Jacquet

         /s/ Staffan Ahrenberg
         -------------------------
             Staffan Ahrenberg